Exhibit 99.11

CONSENT

The undersigned hereby consents to the use of my name and the scientific and technical information with respect to:

•	The Tonopah Lithium Claims Project derived from Section 2 of the technical report titled “Tonopah Lithium Claims Project NI 43-101 Technical Report – Preliminary Economic Assessment” with an effective date of January 31, 2023; and

•	the Falchani Project derived from section 22 of the technical report titled “Falchani Lithium Project NI 43-101 Technical Report – Preliminary Economic Assessment” with an effective date of February 4, 2020;

which is included in this annual report on Form 40-F for the year ended February 28, 2023 (the “Form 40-F”) and the exhibits filed with the Form 40-F being filed by American Lithium Corp. with the United States Securities and Exchange Commission.

/s/ Valentine Eugene Coetzee

Valentine Eugene Coetzee, B.Eng, M.Eng, Pr.Eng
Date: May 30, 2023